Prospectus Supplement No. 3 to
Prospectus Dated December 19, 2007

Filed pursuant to Rule 424(b)(3)
Registration No. 333-146813

NORD RESOURCES CORPORATION

OFFERING OF 55,589,705 SHARES OF COMMON STOCK

This Prospectus Supplement No. 3 amends and supplements our prospectus dated December 19, 2007 relating to the resale of up to 55,589,705 shares of our common stock by the selling stockholders named in the prospectus under the heading "Selling Stockholders". These shares include the following shares:

  up to 30,666,700 shares of common stock issuable to certain selling stockholders, without the payment of any additional consideration, upon the conversion of 30,666,700 special warrants that were offered and sold in an unregistered private placement that closed on June 5, 2007;

  up to 15,333,350 shares of common stock issuable to certain selling stockholders upon the exercise of common stock purchase warrants, which in turn are issuable upon the conversion of the 30,666,700 special warrants that were offered and sold in the unregistered private placement that closed on June 5, 2007;

  up to 1,840,002 shares of common stock issuable to certain selling stockholders upon the exercise of stock options issued in partial consideration of services rendered in connection with the unregistered private placement of special warrants that closed on June 5, 2007;

  up to 4,053,590 shares of common stock issuable to certain selling stockholders upon the exercise of outstanding common stock purchase warrants; and

  up to 3,696,063 outstanding shares of common stock held by certain selling stockholders.

These transactions are described in the prospectus to which this prospectus supplement relates under "Selling Stockholders."

Our common stock is listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "NRD", and is also quoted on the Pink Sheets LLC under the symbol "NRDS". On February 20, 2008, the high and low prices for one share of our common stock on the TSX were C$0.95 and C$0.95, respectively; the closing price for one share of our common stock on the TSX on that date was C$0.95. We do not have any securities that are currently traded on any other exchange or quotation system. There is no market through which the warrants may be sold and purchasers may not be able to resell their warrants.

It is anticipated that the selling stockholders will offer to sell the shares of common stock being offered in our prospectus dated December 19, 2007 as amended and supplemented at prevailing market prices of our common stock on the TSX or, until our common stock is quoted on the OTC Bulletin Board or another quotation medium or stock market, on the Pink Sheets LLC, and, thereafter, at prevailing market prices on such quotation medium or stock market. Any selling stockholder may, in such selling stockholder's discretion, elect to sell such shares of common stock at fixed prices, at varying prices or at negotiated prices. There is no relationship whatsoever between the offering price and our assets, earnings, book value or any other objective criteria of value. We will not receive any proceeds from the resale of shares of our common stock by the selling stockholders. We may receive proceeds from the exercise of warrants, if exercised, and will use such proceeds for general corporate purposes and potentially to repay corporate debt.

We agreed to bear substantially all of the expenses in connection with the registration and resale of the shares offered by our prospectus dated December 19, 2007 as amended and supplemented (other than selling commissions).

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated December 19, 2007. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The purchase of the securities offered through the prospectus as amended and supplemented involves a high degree of risk. You should invest in our common stock only if you can afford to lose your entire investment. You should carefully read and consider the section of the prospectus titled "Risk Factors" before buying any of our shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus as amended and supplemented hereby. Any representation to the contrary is a criminal offence.

The date of this prospectus supplement is February 21, 2008.

SUMMARY

Our Business

Project Feasibility

We expect the Johnson Camp Mine to produce approximately 25,000,000 pounds of copper per year (with estimated copper cathode production of approximately 4,000,000 pounds for calendar year 2008), for an anticipated mine life of 16 years and estimated initial capital expenditures of approximately $29,000,000.

DESCRIPTION AND DEVELOPMENT OF BUSINESS

Overview of Our Business

We commenced producing copper from the existing heaps at the Johnson Camp Mine in late January 2008, and we had originally planned to begin producing copper from newly-mined ore placed on the heaps commencing in August 2008. We have now modified our plan to commence copper production from new ore in light of guidance received from the Arizona Department of Environmental Quality in connection with our outstanding application for the required air quality permit. Under the modified plan, we anticipate that copper production from newly-mined ore will require an additional 14 to 20 weeks. Copper cathode production from residual leaching operations will not be affected by the modified plan.

Our original plan was to fast-track the assembly and installation of the crushing and conveying systems at the mine while the air quality permit needed for production was being processed by the Arizona Department of Environmental Quality. By doing so, we had anticipated that we could begin producing copper from newly-mined ore as soon as the third quarter of 2008 and that we would reach full production in the fourth quarter of 2008. That plan would have enabled us to meet our target of about 12 million pounds of copper production in 2008.

On further examination of the permitting process and based in part on guidance from the Arizona Department of Environmental Quality, we determined that we should not proceed with certain activities at the site including, among other actions, the assembly and installation of the crushing and conveying systems, until we have received the air quality permit. Our decision to modify our production plan is based on our conservative interpretation of the applicable rules, which we feel is important to protecting the excellent working relationship that we have developed with the Arizona Department of Environmental Quality. We believe that adopting this approach will help expedite the processing of our air quality permit application.

We are examining a number of options to mitigate the effect of this modified approach as much as possible, including accelerating our production and construction plans, once the permit has been received. This could potentially include processing run-of-mine or partially crushed ore while construction is continuing. While somewhat less efficient than originally planned, it would mean being able to undertake processing of new ore as early as the third quarter of 2008, rather than waiting until the fourth quarter of 2008.

We have discussed the modified production plan with our lender, Nedbank Limited, and do not expect that this will affect the project financing facility that it has provided to us for construction, start-up, and operation of the Johnson Camp Mine.

As a result of the modified production plan, we anticipate that, subject to the timing of receipt of the air quality permit, copper production in 2008 will be approximately 4 million pounds, and that we will reach the full production rate of about 25 million pounds of copper per year at the Johnson Camp Mine in early spring 2009.

We are in the process of engaging a third party consultant to investigate the potential to increase annual production beyond the current full production target of approximately 25 million pounds of copper per year, which is based on the existing estimated reserves.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Our current reactivation plan continues to include estimated production of 25,000,000 pounds of copper per annum, but we have reduced our estimate of copper cathode production for calendar year 2008 to 4,000,000 pounds.

Planned Mining Operations

We anticipate that, subject to receipt of all necessary permits including an air quality permit and an aquifer protection permit, we will be able to commence mining during the fourth quarter of 2008, and that we will be able to begin producing copper from new ore placed on the heaps during the first quarter of 2009.